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                                                                 Exhibit (a)(10)

CONTACT:  Bob Gordon, CA      Doug Robinson, Investor Relations
          (516) 342-2391      (516) 342-2745
          BOBG@CAI.COM        DOUGR@CAI.COM


                        CA TO PROCEED WITH CSC OFFER

ISLANDIA, N.Y., February 19, 1998 - Computer Associates International, Inc. today announced that it is proceeding with its offer for Computer Sciences Corporation at $108 cash per share. CA stated that, while it clearly preferred and offered to negotiate a transaction with CSC management, the decision now should be submitted to CSC shareholders in a fair referendum.

CA today modified its Hart-Scott Rodino notification in order to shorten the waiting period for antitrust clearance to 15 days.

Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, N.Y., is the world leader in mission-critical business software. The Company develops, licenses and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications. CA has over 11,000 people in 160 offices in 43 countries and had revenue of $4.5 billion in calendar year 1997. CA can be reached by visiting HTTP://WWW.CAI.COM on the World Wide Web, emailing INFO@CAI.COM, or calling 1-516-342-5224.

Computer Associates and the Computer Associates Nominees are participants in the planned solicitation. The Computer Associates nominees are Charles B. Wang, Sanjay Kumar, Russell Artzt, Peter A. Schwartz, Steven M. Woghin, Charles P. McWade, Ira Zar, Michael A. McElroy, David Kaplan, Robert Toth, Richard Chiarello, Lisa Savino, Gary Quinn, Abraham Poznanski and Douglas Robinson. None of the Computer Associates Nominees will receive any additional compensation for their participation in this solicitation.

Computer Associates owns, through a wholly owned subsidiary, 170,000 shares of common stock of Computer Sciences Corporation. None of the Computer Associates Nominees owns any shares of Computer Sciences common stock.

Computer Associates has also retained Bear, Stearns & Co. Inc. and its affiliates ("Bear Stearns") to provide certain financial advisory services to Computer Associates. Bear Stearns is acting as Dealer Manager in connection with the Offer and as financial advisor to Computer Associates and the CAI Computer Services Corp., a wholly owned subsidiary of Computer Associates, in connection with the proposed acquisition of the Company, but Bear Stearns has not been retained to specifically assist in this solicitation. Computer Associates is obligated to pay to Bear Stearns, if, as more fully described in the engagement letter relating to Bear Stearns' engagement, during the term of the engagement or within 12 months thereafter Computer Associates acquires the Company or more than 50% of its outstanding voting securities, a fee of $5 million and a fee of $1 million (which will be credited against such $5 million fee) if Computer Associates requests Bear Stearns to render a customary fairness opinion. Bear

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Stearns is also entitled to act as sole underwriter, placement agreement and financial advisor in connection with certain debt and equity financings (and certain refinancings) and certain asset sales for a specified period following the acquisition and to receive fees in connection therewith. In addition, Computer Associates has agreed to reimburse Bear Stearns for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Computer Associates and has agreed to indemnify Bear Stearns against certain liabilities and expenses in connection with the Offer and Proposed Merger, including certain liabilities under federal securities laws. Bear Stearns from time to time renders various investment banking services to Computer Associates and its affiliates for which it is paid customary fees.

In connection with Bear Stearns' engagement as financial advisor, Computer Associates anticipates that Michael J. Urfirer, Senior Managing Director of Bear Stearns, Lisa M. Price, Senior Managing Director of Bear Stearns and Barry J. Cohen, Senior Managing Director of Bear Stearns, none of whom will receive additional compensation for such solicitation, may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in this solicitation. Bear Stearns will not receive any fee for, or in connection with, such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above. None of the above-named employees of Bear Stearns owns any shares of Computer Sciences Corporation common stock.